January 28, 2025

Jack Weingart
Chief Executive Officer
TPG Private Equity Opportunities, L.P.
301 Commerce Street, Suite 3300
Fort Worth, TX 76102

       Re: TPG Private Equity Opportunities, L.P.
           Form 10-12G filed December 30, 2024
           File No. 000-56717
Dear Jack Weingart:

       We have reviewed your filing and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Registration Statement on Form 10-12G
Forward Looking Statements, page iii

1. We note your statement that the registration statement includes forward-looking statements within the meaning of Section 27A of the 1933 Act and
Section
       21E of the Exchange Act. Please be advised that Section 27A(b)(1)(C) of the
       Securities Act and Section 21E(b)(1)(C) of the Securities Exchange Act expressly state that the safe harbor for forward looking statements does not apply to statements made by companies that are not reporting companies under section 13(a) or 15(d) of the Securities Exchange Act. Please delete any references to the Private Securities
       Litigation Reform Act or make clear that these provisions do not apply to you.
Risk Factor Summary, page iii

2. Consistent with your disclosure on pages 14 and 36, please add risk factor disclosure or a cross-reference regarding the early repurchase deduction to inform investors in this section that any repurchase requests of units that have not been outstanding for at least two years will be subject to an early repurchase deduction equal to 5% of the value of the applicable NAV of the Units being repurchased.
 January 28, 2025
Page 2

3. We note your reference to the existence of "limits on the ownership and transferability of the Units" on page v. Please revise the summary section to provide additional details related to these limits. Similarly, revise your disclosure in description of registrant's securities to be registered section starting on page 196 to provide details related to these limitations. In this regard we note that you generally refer to transfer restrictions on page 36 without describing the reasons the general partner may refuse transfer requests.
Item 1. Business, page 1

4.     Please expand your business section to state clearly if you have not yet begun
       operations and to include a plan of operations for the next twelve months. In the discussion of your planned activities, include specific information regarding material events or steps required to pursue your planned activities, including any contingencies such as raising additional funds.
5.     We note your disclosure on page 4 that overall responsibility for T-POP
 s
       oversight rests with the General Partner. We also note your disclosure on pages
       v, 98 and 196 that Limited Partners are not entitled to vote in the
election of the fund   s
       directors. Also, the unitholders are not able to bring matters before meetings of
       Limited Partners or nominate directors at such meeting, nor are they generally able to submit Limited Partner proposals. Please briefly disclose the lack of Limited Partner voting power in the business section. Additionally, we note the disclosure on page 7 regarding the Management Company's responsibility for investments and managing the registrant. Please revise to clarify the difference between the General Partner's oversight and the Management Company's responsibilities, including any overlap between the General Partner their responsibilities and personnel.
6.     We note your disclosure that T-POP was established by TPG to provide eligible
       investors with access to TPG   s private equity franchise through a
single investment,
       and that T-POP will seek to construct an attractive and diversified portfolio of private equity assets primarily by making direct co-investments in transactions executed by
       TPG   s private equity strategies and, to a lesser extent, primary fund commitments to
       such strategies. Please also highlight in this section any material differences that exist between T-POP and the other TCG private equity strategies. In this regard, we note your disclosure on page 120 that unlike the governing documents of the other identified TPG funds, the Partnership Agreements do not impose on TPG a duty to
       offer    to the Fund any potential investment opportunity, meaning TPG has no
       obligation to pursue through the Fund (as opposed to another TPG fund or TPG and/or its affiliates for their own accounts) an opportunity that fits within
the Fund   s
       investment objective. We also note that as a result of other TPG funds priority rights, the Fund likely will not be offered the opportunity to participate in certain investment opportunities, and participation by the Fund in such opportunities is expected to be limited or curtailed to the extent required by the priority rights of such other TPG funds.
The Management Company, page 5

7. Please revise your disclosure to provide more detailed information regarding TPG
 January 28, 2025
Page 3

       Solutions Advisors, LLC and its relationship to you and the Management Company.
       Please also discuss here or on page 10 the T-POP management team's background, including its previous roles in managing funds and history using leverage in its managed investments. The discussion should highlight the differences in the strategies employed by prior funds and the strategies to be used for you.
T-POP Structure, page 6

8. We note that there are potential investors identified at three different levels within the chart. Please identify where the Limited Partners can expect to fall within this chart depending on which of the seven classes of units they purchase. Further, show where the affiliate of the Management Company, that will later be identified according to page 182, is located within this chart and revise your disclosure on pages 182 to describe what class of units the affiliate of the Management Company purchased in
       2024.
Management Fee, page 8

9. Please disclose the TPG affiliate that is expected to be involved in activities relating to the underwriting, structuring, syndication, private placement or arranging of debt or
       equity issued by, or in respect of, certain of the Fund   s portfolio
companies or other
       capital markets- or broker-dealer-related services or activities as discussed on page 9.
10. Please revise to provide summaries or illustrative examples that explain the total compensation and fees in plain terms understandable to the average investor.
Leverage, page 12

11. It appears based on pages 149 and 172 that you have no financing committed from
       TPG to start your operations and that you have no established credit facilities or financing arrangements. Please revise to clarify or advise.
12. We note your disclosure here and on page 172 that the Fund generally does not intend to incur indebtedness for borrowed money that would cause the Leverage Ratio to be
       in excess of 30% (the    Leverage Guideline   ). We also note that the
Leverage
       Guideline does not apply to guarantees of indebtedness,    bad boy
guarantees or other
       related liabilities that are not recourse indebtedness for borrowed money. Consistent with your disclosure on page 43, please also clarify, if true, that preferred financing arrangements and margin loans you utilize will not be treated as borrowings incurred by the Fund for purposes of determining compliance with the limitations on borrowings and thus due to such arrangements the Fund's leverage can be significantly higher than the 30% leverage guideline.
Repurchase Program, page 14

13. Please provide us with your analysis as to the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, to your repurchase program.
14. With respect to the continuous private offering and repurchase program, provide us with a legal analysis that supports your apparent belief that Regulation M would not prohibit repurchases during the offering.
 January 28, 2025
Page 4

Risk Factors, page 29

15. Please review each risk factor heading to ensure that each clearly conveys a separate, specific risk to investors regarding your company, industry or security. Investors should be able to read the risk factor headings and understand what the risk is and the result of the risk as it specifically applies to you. As a non-exclusive list, we note the following risk factor headings:
           Indemnification on page 40;
           Performance Information on page 41; and
           Reserves on page 42.
Risks Related to Cryptocurrencies and Digital Assets, page 76

16. We note your disclosure that the Fund may invest in portfolio companies involved in the development, issuance, exchange, trading, holding, lending, servicing or support of virtual currencies, decentralized application tokens, protocol token and other cryptofinance coins, tokens and digital assets and other instruments that are based on blockchain, distributed ledger or similar technologies. Please tell us whether you will undertake any determination of the characterization of such crypto assets as securities prior to making an investment decision and include appropriate risk factor disclosure discussing the consequences to your business if any crypto assets you end up owning in your investment portfolio, whether directly or indirectly, are securities.
       Also disclose here the risk if any company you own as part of your investment portfolio are deemed to be operating as an unregistered exchange or unregistered broker-dealer.
Artificial Intelligence and Machine Learning Risks, page 101

17. We note your disclosure that risks could arise if TPG utilizes Machine Learning
       Technology in connection with its business activities, including investment activities, or if third-party service providers of or any counterparties to the Fund use Machine
       Learning Technology. Please clarify whether and how TPG uses AI in connection with its investment activities, or if the general partner or management company have any expectation about the use of AI in managing the Fund's investment portfolio. If applicable, briefly explain how the AI technology was developed and validated over time to remain effective in achieving the respective investment objective, and whether the AI is based on internal data or based on data from third parties. If the data is from an external third party, explain who developed the AI technology, how it is sourced and tested, and whether there are any licensing agreements with the third parties.
Calculation of Net Asset Value, page 190

18. We note your disclosure that the General Partner, as assisted by the Management
       Company, will calculate the NAV for each Class monthly, and that monthly NAV per
       Unit for each Class will generally be available around the 20th Business Day of the following month. Revise your disclosure to state how investors will be made aware of the monthly NAV. Please also clarify the extent to which valuation firms or other third parties may be used in calculating NAV.
 January 28, 2025
Page 5

Item 11. Description of Registrant's Securities to Be Registered, page 196

19. Please clarify, if true, that the seven classes of units differ from each other only by differing subscription and servicing fees charged for each unit type. In the alternative, clarify what other material differences exist between the units.
Item 13. Financial Statements and Supplementary Data, page 199

20. Because the financial statements are not currently included in this registration statement, please file an amended Form 10 with complete financial statements prior to effectiveness. We may have further comments.
Item 15. Financial Statements and Exhibits, page 201

21. Please confirm that you will file the separate partnership agreements that the Feeder
       TE and the Aggregator will enter into with the general partner as referenced on page 4 and update the exhibit index accordingly or tell us why you believe that are not required. Similarly revise for any custodian and administrator agreements.
General

22. Please confirm your understanding that your registration statement will automatically become effective 60 days after filing. Upon effectiveness, you will
       become subject to the reporting requirements of the Securities Exchange Act of 1934.
       In addition, we will continue to review your filing until all of our comments have been addressed. If the review process has not been completed before that date, and you are not required to register pursuant to Section 12(g) of the Exchange Act, you may consider withdrawing the registration statement to prevent it from becoming effective and file it again at such time as you are able to respond to any remaining issues or comments.
23.    Please revise to disclose, or attach as an exhibit, the Valuation
Policy.
24. We note from your disclosure on page 41 that the general partner can amend, modify, supplement or waive any provision of the Partnership Agreement. Please also clarify if the general partner has similar authority as it relates to any other agreements related to the management of the fund, the investments or the valuation policy. As applicable, revise to disclose whether the general partner will provide any notice of instances where it has made use of any such discretion in the management of the fund, the resolution of conflicts of interest or the determination of Transactional NAV, including to calculate fees.
25. Please supplementally provide us with any sales or marketing materials you intend to utilize, or which the general partner or management company intend to use on your behalf, in connection with the anticipated private unit offerings.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Amit Pande at 202-551-3423 if you have questions regarding
 January 28, 2025
Page 6

comments on the financial statements and related matters. Please contact John Stickel at 202-
551-3324 or James Lopez at 202-551-3536 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Finance